

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

<u>Via E-Mail</u>
David Lam
President
Lion Lam Diamond Inc.
14520 Memorial Drive
Houston, TX 77079

Re: Lion Lam Diamond Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 15, 2011
File No. 333-172112

Dear Mr. Lam:

We have reviewed your letter dated April 15, 2011 responding to our comment letter dated March 28, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 7</u>

<u>(1) If we do not obtain additional financing, including the financing…page 7</u>

1. We note your response to comment six in our letter dated March 28, 2011. Please revise the risk factor to also discuss the consequences to the company if you do not "obtain additional financing, including the financing sought in this offering." In addition, here and in the last paragraph on page 20 please revise your disclosure to clarify, if true, that while you may seek loans from Mr. Lam, you do not currently have any arrangements or understandings in place pursuant to which Mr. Lam has committed to provide you with such loans.

(6) Our sole officer will retain control over our business after the offering…page 9

2. We note your statement that "[u]pon completion of this offering, our sole officer and director, David Lam, will beneficially own approximately 54.4% the maximum 5,000,000 common shares that is to be sold." Please revise to clarify, if true, that Mr. Lam will own 54.4% of your outstanding common shares if you issue all 5,000,000 shares being offered pursuant to this registration statement.

(7) David Lam's position as a sole director and officer and his ability…page 9

3. We note your response and the revisions you made to your filing in response to comment eight in our letter dated March 28, 2011. Please revise the phrases "may have conflicts of interest adversely affected other stockholders" and "may created conflict of interests adversely affected other stockholders," as they are unclear. If you are attempting to state that Mr. Lam's position as a sole director and officer and his ability to set his own salary may create conflicts of interest that adversely affect the interests of other stockholders, please revise your disclosure accordingly.

Item 9. Description of Securities to be Registered, page 17

4. Please update the following statement as of a more recent practicable date: "As of December 31, 2010, no preferred shares have been issued."

Item 11. Information with Respect to the Registrant, page 19

Management's Discussion and Analysis of Financial Condition, page 26

Plan of Operation, page 26

5. We note your response and the revisions you made to your filing in response to comment 16 in our letter dated March 28, 2010. You indicate that you will commence Phase I and Phase III of your plan of operation upon effectiveness of the registration statement. However, your disclosure also indicates that you already have commenced these phases. Please advise or revise. If you already have commenced Phase I and Phase III, and if you were attempting to state that you intend to *complete* these phases within 120 days and 30 days, respectively, of the effectiveness of the registration statement, please revise your disclosure accordingly.

Phase II: Outsource jewelry design projects, page 27

6. We note your response to comment 19 in our letter dated March 28, 2010, however, it does not appear that you revised your disclosure as requested. Please revise to clarify whether this phase involves the creation of one or more crown *designs* (for example, a drawing or specification of a crown)*, or the *design and manufacture* of one or more

crowns (for example, the physical production of a crown that may be purchased by customers), or otherwise. Please also state in this section the purpose of the prototypes.

7. We note the statement that "[i]n additional to our selection of highly skilled 3-D jewelry designers, we have skilled artisans and goldsmiths could be completed the crown projects for us, typically, we outsources these tasks to third party vendors." Please revise this statement for clarity. Please also clarify whether the "skilled artisans and goldsmiths" are your employees or are the "third party vendors" to which you refer. If the latter, please state whether or not you have contracts in place with such third parties. If so, please file the contracts as exhibits, or advise.

Phase III: Purchase of ideal cut diamonds, page 27

8. We note your response and the revisions you made to your filing in response to comment 20 in our letter dated March 28, 2010. You state that the goal of Phase III is to "purchase. . . ideal cut diamonds," and that you "have acquired all the necessary polished diamonds. . . to complete" one crown. If Phase III is therefore complete, please revise to say so. If Phase III is not complete, please revise to indicate the further goals you intend to accomplish in Phase III; for example, if Phase III requires you to purchase additional diamonds to create a certain number of additional crowns, please say so.

Phase IV: Accepting orders or consignments to auction companies, page 27

9. We note your response to comment 21 in our letter dated March 28, 2010, however your disclosure remains unclear. Please revise your disclosure to state clearly what you intend to accomplish within 120 days after the effectiveness of your registration statement. If, for example, you intended to state that you plan to start accepting orders for crowns from customers and auction companies within 120 days from the effectiveness of the registration statement, please say so.

Liquidity and Capital Resources, page 27

10. You state that "[a]s of the date of this registration statement, we have yet to generate any revenues from our business operation." However, you also say that you "have generated $6,000 in revenues." Please revise your disclosure so that it is consistent.

Employee Stock Option Plans, page 30

11. Please also disclose whether you have adopted any stock option, retirement, pension or profit sharing plans since December 31, 2010.

Security Ownership of Certain Beneficial Owners and Management, page 30

12. Please update this information as of a more recent practicable date.

<u>Employment Agreement, page 30</u>

13. We note your response and the revisions you made to your filing in response to comment 23 in our letter dated March 28, 2011. Please disclose whether the parties have the opportunity to extend the term of this employment agreement pursuant to its provisions and, if so, the length they can extend the agreement.

14. We note your statement that the agreement "lasted for 36 months," which suggests that the agreement no longer is in effect. If the agreement remains in effect, please revise this disclosure accordingly. In addition, if the agreement remains in effect, please disclose when you entered into the agreement, so that investors are able to ascertain when the 36-month term will expire.

<u>Transactions with Related Person, Promoters and Certain Controls Persons, page 30</u>

15. We note your response and the revision you made to your filing in response to comment three in our letter dated March 28, 2011. Please revise your disclosure to provide the length of time that you may use the office space provided by Mr. Lam; if the length of time is indefinite and in Mr. Lam's discretion, please say so. Please also revise to disclose the issuance of stock to Mr. Lam as a related party transaction. In addition, please revise this section to include relevant transactions that have occurred since December 31, 2010.

<u>Exhibit 5.1</u>

16. We note the changes you made in response to comment 27 in our letter dated March 28, 2011. Please revise the statement "I am of the opinion that 5,000,000 shares of common stock being offered will be legally issued, fully paid and non-assessable" to state, if true, that it is your legal counsel's opinion that the 5,000,000 shares of common stock being offered will be legally issued, fully paid and non-assessable *when sold*. Refer to Item 601(b)(5) of Regulation S-K.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director